UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on November 30, 2022, reporting the Company’s results for the third quarter and nine months ended September 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: December 6, 2022	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE LTD.

THIRD QUARTER 2022

30 November 2022

FRONTLINE LTD. REPORTS RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2022

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three and nine months ended September 30, 2022:

Highlights

•	Net income of $154.4 million, or $0.69 per basic and diluted share for the third quarter of 2022.
•	Adjusted net income of $82.9 million, or $0.37 per basic and diluted share for the third quarter of 2022.
•
Intention to declare and pay the cash dividend in respect of the third quarter of 2022 only after the contemplated voluntary exchange offer by Frontline for Euronav shares that was initially announced on July 11, 2022 (the “Tender Offer”) has been completed. This dividend is expected to be in the amount of 80% of adjusted net income for the third quarter of 2022.

•	Reported total operating revenues of $382.2 million for the third quarter of 2022.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2/Aframax tankers in the third quarter of 2022 were $25,000, $41,100 and $40,200 per day, respectively.
•
For the fourth quarter of 2022, we estimate spot TCE on a load-to-discharge basis of $77,200 contracted for 75% of vessel days for VLCCs, $65,400 contracted for 76% of vessel days for Suezmax tankers and $58,000 contracted for 70% of vessel days for LR2/Aframax tankers. We expect the spot TCEs for the full fourth quarter of 2022 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the fourth quarter. The number of ballast days at the end of the third quarter was 332 for VLCCs, 367 for Suezmax tankers and 269 for LR2/Aframax tankers.

•	Final Combination Agreement signed with Euronav in July 2022.
•
Entered into two senior secured term loan facilities, one in July and the other in October 2022, for a total amount of up to $287.2 million at attractive terms to refinance two existing term loan facilities maturing in the first quarter of 2023.

•	Took delivery of the VLCC newbuildings, Front Tana and Front Gaula, from Hyundai Heavy Industries (“HHI”) in August 2022 and October 2022, respectively.
•
In November 2022, the Company extended its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd., the Company’s largest shareholder, by 12 months to May 2024 at an interest rate of 8.50% and otherwise on existing terms.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“The market is virtually firing on all cylinders, and Frontline’s efficient operations, modern fleet and transparent business model again shows how quickly a change in market fundamentals is reflected in its cash generation and shareholder returns. We outperformed most of our competitors in terms of higher earnings and lower costs in the third quarter, and with nearly all of our vessels spot exposed, Frontline will continue to capture value as this cycle unfolds.

Irrespective of near-term volatility on the demand side, the supply side remains constrained with an aging global tanker fleet and historically low orderbook. This forms the basis for our positive outlook for a prolonged strong cycle in the tanker market, and we remain committed to continue returning value to our shareholders.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“In July and October 2022, we entered into two senior secured term loan facilities for a total amount of up to $287.2 million to refinance two existing term loan facilities with total balloon payments of $267.1 million maturing in the first quarter of 2023. Through these new financings we reduce our borrowing cost and what we believe to be industry leading cash break even rates, providing significant operating leverage and sizeable returns during periods of market strength and help protect our cash flows during periods of market weakness.

The Company has also extended its senior unsecured revolving credit facility of up to $275.0 million by 12 months to May 2024 at an interest rate of 8.50% and otherwise on existing terms, leaving Frontline with no loan maturities until the third quarter of 2023.”

Average daily time charter equivalents ("TCEs")1

($ per day)	Spot TCE					Spot TCE estimates	% Covered	Estimated average daily cash breakeven rates
	2022	Q3 2022	Q2 2022	Q1 2022 20222022	2021	Q4 2022		2022
VLCC	19,100	25,000	16,400	15,700	15,300	77,200	75%	25,000
Suezmax	28,500	41,100	26,500	16,900	12,000	65,400	76%	20,200
LR2/ Aframax	32,300	40,200	38,600	19,000	11,800	58,000	70%	17,200

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.
Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the fourth quarter of 2022 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues on such days. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period. The number of ballast days at the end of the third quarter were 332 for VLCCs, 367 for Suezmax tankers and 269 for LR2/Aframax tankers.

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest GAAP measure.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.

Third Quarter 2022 Results

The Company reports net income of $154.4 million for the quarter ended September 30, 2022 compared with net income of $47.1 million in the previous quarter. The adjusted net income2 was $82.9 million for the third quarter of 2022 compared with adjusted net income of $42.2 million in the previous quarter. The adjustments in the third quarter of 2022 consist of a $47.1 million gain on marketable securities, $15.8 million unrealized gain on derivatives, $2.8 million gain on insurance and other claims, $5.7 million share of results of associated companies, and $0.3 million amortization of acquired time charters. The increase in adjusted net income from the previous quarter was primarily due to an increase in our time charter equivalent earnings from $154.2 million in the previous quarter to $204.7 million in the current quarter, due to higher TCE rates, partially offset by an increase in interest expense mainly as a result of higher interest rates, and an increase in administrative expenses as a result of costs in relation to the proposed business combination with Euronav.

Tanker Market Update

Global oil consumption averaged 100.1 million barrels per day ("mbpd") during the third quarter of 2022 according to the Energy Information Administration (“EIA”), 1.1 mbpd higher than the previous quarter. The third quarter of the year is seasonally a ‘shoulder quarter’ with refineries in the Far East region normally undergoing maintenance ahead of the winter market. This third quarter we have seen strong consumption growth, likely linked to rising travel activities and continued COVID-19 recovery.  Global oil supply increased by 2.8 mbpd during the third quarter, averaging 100.9 mbpd. According to the EIA global inventories have been building during the quarter by an average of 0.8 mbpd, but the US has during the quarter incidentally reduced their Strategic Petroleum Reserve (“SPR”) by an equal average of 0.8 mbpd.

Global oil markets continue to be affected by the sanctions on Russia, and consequently Russian oil flows during the quarter. As oil production has been rising, the distances it travels has increased significantly. Europe are seeking alternative sources for feedstock, and Asia has gradually increased its import of Russian crude. During the period, the development of a two-tier market in freight has evolved as certain owners avoid carrying Russian oil due to sanctions risks or self-sanctioning whilst other owners choose to engage. Charterers on the other hand may seek to avoid vessels with Russian history, increasing inefficiencies in trade. In addition, the US oil released from their SPR is, according to industry sources, to a large degree finding its way to the Far East and Chinese markets, further adding to the long duration freight demand.

2 This press release describes adjusted net income (loss) and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest GAAP measure.

Tanker ordering continues to be muted, and according to industry sources no orders have been placed for VLCCs since June of last year.  For Suezmax tankers two orders were confirmed to have been placed during the third quarter of 2022, but the LR2 tanker segment has seen some activity with 15 orders placed in 2022. The overall trend over the last six quarters remains, as well as hesitation from owners to commit to new orders and shipyards seemingly content with orderbooks in other asset classes. For VLCCs 38 vessels are delivered year to date, the orderbook stands at 30 vessels representing 3.5% of the existing fleet. For Suezmax tankers 32 vessels were delivered, 11 vessels remain on order in total, which is 1.8% of the existing fleet. In the LR2 tanker segment 18 vessels are delivered in 2022, the orderbook stands at 51 vessels, or 13% of the existing fleet. According to industry sources the current orderbook for the segments Frontline trades, and the overall orderbook on tankers in general, imply negative fleet growth in the years to come.

The Fleet

As of September 30, 2022, the Company’s fleet consisted of 69 vessels, with an aggregate capacity of approximately 12.8 million DWT:

(i)	65 vessels owned by the Company (20 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)

The Company took delivery of the VLCC newbuildings, Front Tana and Front Gaula, in August and October 2022, respectively.

In August 2019, the Company entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three-year time charters, at a daily base rate of $28,400 with a 50% profit share above the base rate. In July, August and September 2022, three of the Suezmax tankers were redelivered upon completion of the time charters and the remaining two Suezmax tankers were redelivered in October 2022.

In August and September 2022, the Company entered into two fixed rate time charter-out contract for two LR2/Aframax tankers to third parties on a three-year time charter, at a daily base rate of $31,500 and $34,500 respectively.

As of September 30, 2022, the Company’s owned fleet included 37 scrubber fitted vessels (15 VLCCs, 19 Suezmax tankers and three LR2/Aframax tankers). Scrubber installations were completed on one additional owned VLCC and one additional owned LR2/Aframax tanker in October 2022. Additional scrubber installations are planned on two owned VLCCs (one in 2022 and one in 2023). Following these scrubber installations and including the three scrubber-fitted vessels (one delivered and two to be delivered) under our newbuilding program, 65% of our fleet will have scrubbers installed.

Newbuilding Program

As of September 30, 2022, the Company’s newbuilding program consisted of three scrubber-fitted VLCCs. In October 2022, the Company took delivery of the VLCC, Front Gaula, from HHI and the last two vessels are expected to be delivered in the first quarter of 2023.

As of September 30, 2022, total installments of $67.7 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $215.9 million, of which $72.4 million is expected to be paid in 2022 and $143.5 million is expected to be paid in 2023, and of which $195.0 million will be financed by committed term loan facilities.

Corporate Update

In July 2022, Frontline and Euronav announced that the companies have signed a definitive combination agreement (the “Combination Agreement”) for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline-shares for every 1.0 Euronav-share (the “Combination”), which was unanimously approved by all the members of Frontline’s Board of Directors and by all members of Euronav’s Supervisory Board. The agreement memorializes the principal aspects of the previously announced term sheet that was signed on April 7, 2022.

Pursuant to the terms and subject to the conditions in the Combination Agreement, Frontline is in the process of relocating from Bermuda to Cyprus, a member state of the European Union, prior to the launching of the Tender Offer.  The Tender Offer is expected to be launched in the first quarter of 2023, once the relocation is achieved, and Frontline intends to proceed with a simplified squeeze out if certain conditions are met. A merger will be pursued as soon as possible following the tender offer, with the aim then being to submit the merger to the Frontline and Euronav shareholders’ meetings. In the meantime, the parties will pursue all corporate and other steps necessary for the Combination.

The Board of Directors remains committed to returning value to its shareholders through cash dividends, however due to limitations in the Combination Agreement with Euronav as set out below, and to ensure that only Frontline’s existing and potential new Frontline shareholders following the Tender Offer receive cash dividends for the third quarter of 2022, the Board of Directors announces its intention to declare and pay the cash dividend in respect of the third quarter of 2022 only after the Tender Offer has been completed. This dividend is expected to be in the amount of 80% of adjusted net income for the third quarter of 2022, payable to record holders after the completion of the Tender Offer and to be paid in 2023. The record date and the exact timing of the payment of this dividend will be set after the completion of the Tender Offer.

According to the Combination Agreement, Frontline is only allowed to declare or pay cash dividends, or other distributions exceeding $0.15 per Frontline share (which was declared in relation to the second quarter of 2022) during the period from the signing of the Combination Agreement until the completion of the Tender Offer (the “Interim Period”), if Frontline pays such excess amount multiplied by 1.45 in respect of each outstanding Euronav share as well.

Notwithstanding Frontline’s announced intentions with respect to the dividend payment described above, the amount and timing of this and other dividends will depend on Frontline’s earnings, financial condition, cash position, applicable law affecting the payment of distributions and other factors. The timing and amount of this and other dividends, if any, is at the discretion of Frontline’s Board. Frontline cannot guarantee that its Board will declare dividends in the future.

In October 2022, the Company announced the appointment of Mr. Marios Demetriades as a Director of the Company. Mr. Demetriades is an experienced Financial Services professional with significant experience as a Non-Executive Director in various listed and private companies in the Banking, Infrastructure and Shipping industries. Mr. Demetriades previously served as the Minister of Transport, Communications and Works for the Republic of Cyprus from 2014 to 2018 and held various positions in the Accounting, Investment and Banking sectors. Mr. Demetriades is a qualified Chartered Accountant and Chartered Financial Analyst holder and a member of the CFA Institute, the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants of Cyprus (ICPAC). Mr. Demetriades is a Cypriot citizen and resides in Cyprus.

The Company had 222,622,889 ordinary shares outstanding as of September 30, 2022. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the third quarter of 2022 was 222,622,889.

Financing Update

In July 2022, the Company entered into a senior secured term loan facility in an amount of up to $252.4 million with a number of banks to refinance an existing term loan facility with total balloon payments of $233.4 million due in the first quarter of 2023. The new facility has a tenor of 5 years, carries an interest rate of SOFR plus a margin of 180 basis points, and has an amortization profile of approximately 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in August 2022.

In August 2022, the Company drew down $65.0 million under its senior secured term loan facility with ING Bank to partially finance the delivery of the 2022 built VLCC Front Tana. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in August 2022.

In October 2022, the Company entered into a senior secured term loan facility in an amount of up to $34.8 million to refinance an existing term loan facility with total balloon payments of $33.7 million due in the first quarter of 2023. The new facility has a tenor of 5 years, carries an interest rate of SOFR plus a margin of 180 basis points, and has an amortization profile of 20 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in November 2022 and $31.4 million of the refinanced facility has been recorded in long-term debt as of September 30, 2022.

In November 2022, the Company extended its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd., the Company’s largest shareholder, by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms and $209.7 million of the extended facility has been reclassified to long term debt as of September 30, 2022.

ESG Update

The Company has published its 2021 ESG report, which may be found on its website at https://www.frontline.bm/about-frontline-ltd/environmental-social-governance-esg/. The information on the Company’s website is not incorporated by reference into this document. The 2021 ESG Report is the Company’s fourth comprehensive and stand-alone sustainability report, which provides an opportunity to reflect on the Company’s Environmental, Social and Governance (“ESG”) journey thus far and look ahead to the challenges and opportunities we face in the short and long-term in respect of ESG issues. In the past, environmental issues have dominated ESG discussions in the shipping industry. However, the Covid-19 pandemic and ever-increasing regulatory environment have resulted in a more balanced sustainability landscape. Identifying and addressing ESG risks and opportunities are at the core of Frontline’s business strategy.

Our response to the acute challenges we have faced in recent years, most notably the COVID-19 pandemic and IMO regulations, is testimony to the resilience and agility of the sustainability framework we have implemented and our ability to not only overcome such challenges but thrive when doing so. Balancing the interests and expectations of all our stakeholders, including investors, analysts, employees, customers, suppliers, and communities is never easy but we believe our sustainability strategy is key to striking this balance and creating long-term value.

Conference Call and Webcast

On November 30, 2022 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:
Online registration
A replay of the conference call will be available following the live call. Please use below link to access the webcast:
Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is part of this release.

NO FORMAL NOTIFICATION OF TAKEOVER BID UNDER BELGIAN TAKEOVER RULES

Frontline and Euronav have issued a separate notice in accordance with article 8§1 of the Royal Decree of 27 April 2007 on Public Takeover Bids regarding Frontline’s intention to make the Tender Offer which can be found here: https://live.euronext.com/en/product/equities/BMG3682E1921-XOSL#CompanyPressRelease-11153198. Such notice is merely an expression of an intention, and neither such notice nor this press release constitutes a formal notification of a takeover bid within the meaning of the Royal Decree of 27 April 2007 and the Law of 1 April 2007 on Public Takeover Bids.

Frontline intends to formally launch the Tender Offer, in which case it will deposit a file for this purpose with the Belgian Financial Services and Markets Authority (FSMA), including a draft prospectus, and make additional filings as required under applicable laws. The Euronav Supervisory Board will then examine the draft prospectus and present its detailed opinion in a response memorandum. If Frontline decides not to proceed with the Tender Offer, it will report about this in accordance with its legal obligations under applicable laws.

IMPORTANT INFORMATION FOR INVESTORS

Frontline Relocation

Frontline has filed with the Commission a registration statement on Form F-4 with proxy materials containing information about the relocation. Frontline will mail a final prospectus and proxy materials and other relevant documents after the Commission completes its review. Frontline shareholders are urged to read the preliminary prospectus, including the information and any amendments thereto and the final prospectus in connection with the solicitation of proxies for the special meeting(s) to be held to approve the relocation, because these documents will contain important information about Frontline and the proposed relocation. The final prospectus and the proxy materials will be mailed to Frontline shareholders of a record date to be established for voting on the proposed transaction. Frontline shareholders will also be able to obtain a free copy of the proxy materials, as well as other filings containing information about Frontline without charge, at the Commission’s website (www.sec.gov). Copies of the filings with the Commission can also be obtained, without charge, by directing a request to:

Lars H. Barstad
Chief Executive Officer, Frontline Management AS
Tel: +47 23 11 40 00
Email: lba@frontmgt.no

Additionally, all documents filed with the Commission can be found on Frontline’s website, https://www.frontline.bm/sec-filings/. The information on Frontline’s website is not incorporated by reference into this press release.

Exchange Offer

The exchange offer described in this press release has not yet commenced. This announcement is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the Commission. At the time the exchange offer is commenced, a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4 will be filed with the Commission by Frontline. In addition, a Solicitation/Recommendation Statement on Scheduled 14D-9 will be filed with the Commission by Euronav with respect to the exchange offer. The offer to exchange all outstanding ordinary shares of Euronav will only be made pursuant to the offer to exchange, the letter of transmittal and related documents filed as part of the Schedule TO and no offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE EXCHANGE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR EURONAV SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the Commission at the website maintained by the Commission at www.sec.gov or by directing such requests to the information agent for the exchange offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the Commission by Frontline on Frontline’s website at www.frontline.bm. The information on these website[s] is not incorporated by reference into this press release.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer Frontline Management AS Tel: +47 23 11 40 00 Email: lba@frontmgt.no	Mr. Brian Gallagher Head of IR and Communications Tel: +44 20 7870 0436 Email: IR@euronav.com

The information included in this announcement is defined as inside information pursuant to article 7 of the Market Abuse Regulation and is publicly disclosed by Frontline in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessels, 39 VLCCs (three of which are chartered in on bareboat contracts and one of which is time chartered in) with a further three under construction), 23 Suezmaxes (of which two vessels are time chartered in) with a further five under construction and two FSO vessels.

About Frontline Ltd.

Frontline is an independent tanker company engaged in the ocean transportation of crude oil and refined products. The company is incorporated in Bermuda and headquartered in Oslo, Norway with commercial offices in London, UK. Frontline is listed on both the NYSE and OBX exchange in Oslo under the symbol FRO. Frontline employs its fleet both on the spot and period market. Frontline’s owned and operated fleet as of September 30, 2022 consists of 20 VLCCs (with further three due for delivery in 2022 and 2023), 29 Suezmaxes and 20 LR2/Aframax tankers.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in worldwide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels, the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus ("Covid-19"), and their impacts on the demand for seaborne transportation of petroleum products, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies, the impact of port or canal congestion and other important factors described from time to time in the reports filed by the Company with the Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
November 29, 2022

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Ole B. Hjertaker - Director
James O'Shaughnessy - Director
Steen Jakobsen – Director
Marios Demetriades - Director

Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2022

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2021 Jul-Sep	2022 Jul-Sep	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $, except per share data)	2022 Jan-Sep	2021 Jan-Sep	2021 Jan-Dec
171,825	382,186	Total operating revenues	900,067	535,834	749,381

278	1,944	Other operating gain	9,026	1,411	5,893

102,864	173,343	Voyage expenses and commission	428,249	279,804	392,697
(991)	—	Contingent rental income	(623)	(2,615)	(3,606)
45,562	48,696	Ship operating expenses	143,532	133,716	175,607
—	—	Charter hire expenses	—	2,593	2,695
6,452	13,667	Administrative expenses	29,907	20,782	27,891
37,454	37,843	Depreciation	111,616	109,188	147,774
191,341	273,549	Total operating expenses	712,681	543,468	743,058
(19,238)	110,581	Net operating income (loss)	196,412	(6,223)	12,216
26	198	Interest income	386	109	119
(15,222)	(26,961)	Interest expense	(62,855)	(44,634)	(61,435)
219	47,072	Gain on marketable securities	35,336	8,134	7,677
—	5,652	Share of results of associated company	11,611	(724)	(724)
(184)	13	Foreign currency exchange gain (loss)	(4)	(201)	(116)
1,215	17,244	Gain on derivatives	51,042	12,204	17,509
(7)	844	Other non-operating items	966	369	18,239
(33,191)	154,643	Net income (loss) before income taxes	232,894	(30,966)	(6,515)
(15)	(204)	Income tax benefit (expense)	(210)	24	(4,633)
(33,206)	154,439	Net income (loss)	232,684	(30,942)	(11,148)
$(0.17)	$0.69	Basic earnings (loss) per share	$1.10	$(0.16)	$(0.06)
$(0.17)	$0.69	Diluted earnings (loss) per share	$1.10	$(0.16)	$(0.06)

2021 Jul-Sep	2022 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2022 Jan-Sep	2021 Jan-Sep	2021 Jan-Dec
(33,206)	154,439	Net income (loss)	232,684	(30,942)	(11,148)
(26)	72	Foreign currency exchange gain (loss)	268	(50)	28
(26)	72	Other comprehensive income (loss)	268	(50)	28
(33,232)	154,511	Comprehensive income (loss)	232,952	(30,992)	(11,120)

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Sep 30 2022	Dec 31 2021
ASSETS
Current assets
Cash and cash equivalents	127,356	113,073
Marketable securities	213,258	2,435
Other current assets	352,505	217,237
Total current assets	693,119	332,745

Non-current assets
Newbuildings	70,926	130,633
Vessels and equipment, net	3,596,091	3,477,801
Vessels under finance lease, net	—	44,880
Right of use assets under operating leases	3,449	3,914
Goodwill	112,452	112,452
Investment in associated company	13,670	555
Loan notes receivable	1,388	1,388
Other long-term assets	57,566	12,730
Total non-current assets	3,855,542	3,784,353
Total assets	4,548,661	4,117,098

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	256,915	189,286
Current portion of obligations under finance lease	—	7,601
Current portion of obligations under operating lease	1,114	1,122
Dividends payable	33,393	—
Other current liabilities	133,190	94,666
Total current liabilities	424,612	292,675

Non-current liabilities
Long-term debt	2,092,381	2,126,910
Obligations under finance lease	—	40,865
Obligations under operating lease	2,626	3,114
Other long-term liabilities	1,453	992
Total non-current liabilities	2,096,460	2,171,881

Commitments and contingencies
Equity
Frontline Ltd. equity	2.028.061	1,653,014
Non-controlling interest	(472)	(472)
Total equity	2,027,589	1,652,542
Total liabilities and equity	4,548,661	4,117,098

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2021 Jul-Sep	2022 Jul-Sep	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2022 Jan-Sep	2021 Jan-Sep	2021 Jan-Dec
		OPERATING ACTIVITIES
(33,206)	154,439	Net income (loss)	232,684	(30,942)	(11,148)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
38,566	39,225	Depreciation and amortization of deferred charges	115,711	112,926	152,981
—	—	Gain on sale of vessels and equipment	(6,055)	—	(5,058)
—	—	Loss on finance lease termination	431	—	—
(1,271)	(304)	Amortization of acquired time charters	(2,806)	(3,773)	(5,045)
(991)	(1)	Contingent rental income	(624)	(2,615)	(3,607)
(219)	(47,072)	Gain on marketable securities	(35,336)	(8,134)	(7,677)
—	(5,652)	Share of results of associated company	(11,611)	724	724
(2,686)	(15,757)	Unrealized gain on derivatives	(51,108)	(16,532)	(23,262)
434	405	Other, net	1,325	92	432
(4,152)	(56,646)	Change in operating assets and liabilities	(91,468)	(14,054)	(35,408)
(3,525)	68,637	Net cash provided by (used in) operating activities	151,143	37,692	62,932

		INVESTING ACTIVITIES
(36,850)	(79,077)	Additions to newbuildings, vessels and equipment	(238,711)	(218,830)	(462,400)
—	—	Proceeds from sale of vessels and equipment	80,000	—	80,000
—	(1,505)	Investment in associated company	(1,505)	—	—
—	—	Net cash inflow on sale of subsidiary	—	2,813	5,625
—	—	Marketable securities acquired	—	(357)	(357)
(18,000)	—	Prepaid consideration	—	(18,000)	—
—	—	Proceeds from sale of marketable securities	—	14,074	14,074
(54,850)	(80,582)	Net cash used in investing activities	(160,216)	(220,300)	(363,058)

		FINANCING ACTIVITIES
81,422	317,433	Proceeds from debt	551,433	253,446	403,868
(41,190)	(295,276)	Repayment of debt	(518,546)	(131,813)	(219,521)
(979)	—	Repayment of finance leases	(1,197)	(4,178)	(5,194)
684	—	Net proceeds from issuance of shares	—	684	52,447
—	—	Finance lease termination payments	(4,456)	—	—
(1,008)	(2,667)	Debt fees paid	(3,878)	(3,125)	(8,050)
38,929	19,490	Net cash provided by financing activities	23,356	115,014	223,550

(19,446)	7,545	Net change in cash and cash equivalents and restricted cash	14,283	(67,594)	(76,576)
141,501	119,811	Cash and cash equivalents and restricted cash at start of period	113,073	189,649	189,649
122,055	127,356	Cash and cash equivalents and restricted cash at end of period	127,356	122,055	113,073

FRONTLINE LTD. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2022 Jan-Sep	2021 Jan-Sep	2021 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	203,530,979	197,692,321	197,692,321
Shares issued	19,091,910	339,000	5,838,658
Balance at end of period	222,622,889	198,031,321	203,530,979

SHARE CAPITAL
Balance at beginning of period	203,531	197,692	197,692
Shares issued	19,092	339	5,839
Balance at end of period	222,623	198,031	203,531

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	448,291	402,021	402,021
Stock compensation expense	—	(338)	(338)
Capital contribution	175,488	—	—
Shares issued	(19,092)	1,593	46,608
Balance at end of period	604,687	403,276	448,291

CONTRIBUTED SURPLUS
Balance at beginning of period	1,004,094	1,004,094	1,004,094
Balance at end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	228	200	200
Other comprehensive income (loss)	268	(50)	28
Balance at end of period	496	150	228

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	(3,130)	8,018	8,018
Net income (loss)	232,684	(30,942)	(11,148)
Cash dividends	(33,393)	—	—
Balance at end of period	196,161	(22,924)	(3,130)

EQUITY ATTRIBUTABLE TO THE COMPANY	2,028,061	1,582,627	1,653,014

NON-CONTROLLING INTEREST
Balance at beginning of period	(472)	(472)	(472)
Balance at end of period	(472)	(472)	(472)
TOTAL EQUITY	2,027,589	1,582,155	1,652,542

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 17, 2022.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2022 Jan-Sep	2021 Jan-Sep	2021 Jan-Dec
Net income (loss)	232,684	(30,942)	(11,148)

(in thousands)
Weighted average number of ordinary shares	211,109	197,805	198,965
Dilutive effect of share options	—	—	—
Denominator for diluted earnings per share	211,109	197,805	198,965

As of September 30, 2022, the Company had an issued share capital of $222,622,889 divided into 222,622,889 ordinary shares (December 31, 2021: $203,530,979 divided into 203,530,979 ordinary shares) of $1.00 par value each.

4. OTHER OPERATING GAINS

In November 2021, Frontline announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen Holding Ltd. (“Hemen”), its largest shareholder. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the first quarter of 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the fourth quarter of 2021 and a gain of $6.1 million in the first quarter of 2022.

In April 2022, the Company announced that its subsidiary Frontline Shipping Limited has agreed with SFL Corporation Ltd. (“SFL”) to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline has agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the second quarter of 2022.

5. NEWBUILDINGS

The Company took delivery of the VLCC newbuildings, Front Alta, Front Tweed and Front Tana from HHI, in April, June and August 2022, respectively.

As of September 30, 2022, the Company’s newbuilding program consisted of three scrubber-fitted VLCCs. In October 2022, the Company took delivery of the VLCC, Front Gaula, from HHI and the last two vessels are expected to be delivered in the first quarter of 2023.

As of September 30, 2022, total installments of $67.7 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments amounted to $215.9 million, of which $72.4 million is expected to be paid in 2022 and $143.5 million is expected to be paid in 2023, and of which $195.0 million will be financed by committed term loan facilities.

6. DEBT

The Company drew down $65.0 million in April 2022 and $65.0 million in June 2022 under its senior secured term loan facility with DNB to partially finance the delivery of the 2022 built VLCCs, Front Alta and Front Tweed. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility is fully drawn as of September 30, 2022.

In April 2022, the Company entered into a senior secured term loan facility in an amount of up to $104.0 million from Credit Suisse AG to refinance an existing term loan facility with total balloon payments of $91.2 million due in the first quarter of 2023. The new facility has a tenor of six years, carries an interest rate of SOFR plus a margin of 180 basis points, which translates to a LIBOR equivalent margin of 154 basis points based on the three month historic CAS between SOFR and LIBOR of approximately 26 basis points, and has an amortization profile of 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in May 2022.

In July 2022, the Company entered into a senior secured term loan facility in an amount of up to $252.4 million with a number of banks to refinance an existing term loan facility with total balloon payments of $233.4 million due in the first quarter of 2023. The new facility has a tenor of 5 years, carries an interest rate of SOFR plus a margin of 180 basis points, and has an amortization profile of approximately 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in August 2022.

In August 2022, the Company drew down $65.0 million under its senior secured term loan facility with ING Bank to partially finance the delivery of the 2022 built VLCC Front Tana. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in August 2022.

In October 2022, the Company entered into a senior secured term loan facility in an amount of up to $34.8 million to refinance an existing term loan facility with total balloon payments of $33.7 million due in the first quarter of 2023. The new facility has a tenor of 5 years, carries an interest rate of SOFR plus a margin of 180 basis points, and has an amortization profile of 20 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in November 2022 and $31.4 million of the refinanced facility has been recorded in long-term debt as of September 30, 2022.

In November 2022, the Company extended its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd., the Company’s largest shareholder, by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms and $209.7 million of the extended facility has been reclassified to long term debt as of September 30, 2022.

7. MARKETABLE SECURITIES

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav, in exchange for a total of 8,337,986 ordinary shares of Frontline, which is equivalent to 1.4 ordinary shares of Frontline for every one share of Euronav. Frontline received the $0.06 dividend that was paid on June 8, 2022 by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav, in exchange for a total of 10,753,924 shares in Frontline, which is equivalent to 1.395 shares of Frontline for every one share of Euronav.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline issued to Hemen the same number of shares of Frontline in full satisfaction of the share lending arrangement in August 2022.

As of September 30, 2022, the Company has acquired 13,664,613 shares in Euronav as a result of the above transactions. The transaction price paid to acquire the 13,664,613 Euronav shares was $175.5 million which was the fair value of the 19,091,910 Frontline shares based on the Frontline share price as of the transaction dates. The transaction date fair value of the Euronav shares based on the Euronav share price was $167.7 million which resulted in an unrealized loss on marketable securities of $7.8 million upon the initial recognition of the transactions and a subsequent unrealised loss of $4.7 million in the second quarter of 2022.

Based on the Euronav share price as of September 30, 2022, the fair value of the shares held in Euronav was $210.3 million as of period end which resulted in an unrealized gain of $47.3 million in the third quarter of 2022. The total unrealized gain recognized in the nine months ended September 30, 2022 was $34.8 million resulting in a carrying value of the shares held in Euronav of $210.3 million as of September 30, 2022.

8. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen (the Company's largest shareholder) and companies associated with Hemen have a significant interest: SFL Corporation Ltd. (“SFL”), Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean Group Ltd, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd and Avance Gas and Front Ocean Management Ltd. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

As of September 30, 2022, the Company had redelivered the two vessels leased from SFL. Prior to the redelivery of the vessels, contingent rental expense was payable to SFL based on the earnings of these vessels. Contingent rental income recorded in the nine months ended September 30, 2022 was primarily due to the fact that the profit share expense accrued in the lease obligation payable when the leases were recorded at fair value at the time of Frontline's merger with Frontline 2012 Ltd. was $0.6 million higher than the actual profit share expense payable to SFL, as no profit share was payable for the period.

The Company accounts for its 15% of the share capital of TFG Marine under the equity method and recorded $12.2 million share of results in the nine month ended September 30, 2022. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $326.9 million to TFG Marine in the nine months ended September 30, 2022 and $20.1 million remained due as of September 30, 2022.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and support staff costs.

See Note 4, Note 6, Note 7 and Note 9 for details regarding other related party transactions and balances.

9. COMMITMENTS AND CONTINGENCIES

As of September 30, 2022, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of September 30, 2022, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at September 30, 2022.

As of September 30, 2022, the Company has committed to the purchase of scrubber equipment from Clean Marine AS, a related party, for three vessels owned by the Company, with a remaining financial commitment of $1.7 million, excluding installation costs, $0.4 million and $1.3 million are due in 2022 and 2023 respectively.

The Company has entered into two forward bunker purchase arrangements with TFG Marine, a related party, for the delivery of 1,000 MT of low sulphur bunker fuel per month and 1,000 MT of high sulphur bunker fuel per month for delivery in January 2023 to December 2023. The contracts obligate the Company to purchase and take delivery of the physical fuel at a price of $650 per MT of low sulphur bunker fuel and $465 per MT of high sulphur bunker fuel. As of September 30, 2022, the remaining commitments amounted to $13.4 million, all of which is expected to be paid in 2023.

10. SUBSEQUENT EVENTS

In October 2022, the Company took delivery of the VLCC newbuilding, Front Gaula, from HHI and drew down $65.0 million under its senior secured term loan facility of up to $65.0 million with ABN AMRO Bank N.V. to partially finance the delivery.

In October 2022, the Company entered into a senior secured term loan facility in an amount of up to $34.8 million to refinance an existing term loan facility with total balloon payments of $33.7 million due in the first quarter of 2023. The new facility has a tenor of 5 years, carries an interest rate of SOFR plus a margin of 180 basis points, and has an amortization profile of 20 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in November 2022 and $31.4 million of the refinanced facility has been recorded in long-term debt as of September 30, 2022.

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted net income (loss)

This press release describes adjusted net income (loss) and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.

(in thousands of $)	YTD 2022	Q3 2022	Q2 2022	Q1 2022	FY 2021
Adjusted net income (loss)
Net income (loss)	232,684	154,439	47,097	31,148	(11,148)
Add back:
Loss on marketable securities	12,005	—	12,005	—	457
Share of losses of associated companies	92	—	—	92	789
Unrealized loss on derivatives (1)	—	—	—	—	3,282
Tax expense on received dividends	—	—	—	—	4,455
Loss on termination of leases	431	—	431	—	—

Less:
Unrealized gain on derivatives (1)	(51,108)	(15,757)	(9,217)	(26,134)	(26,544)
Gain on marketable securities	(47,341)	(47,072)	—	(269)	(4,134)
Share of results of associated companies	(11,703)	(5,652)	(6,051)	—	(65)
Amortization of acquired time charters	(2,806)	(304)	(1,258)	(1,244)	(5,045)
Gain on sale of vessels	(6,055)	—	—	(6,055)	(5,058)
Dividends received	—	—	—	—	(17,819)
Gain on settlement of insurance and other claims	(3,998)	(2,796)	(840)	(362)	—
Adjusted net income (loss)	122,201	82,858	42,167	(2,824)	(60,830)
(in thousands)
Weighted average number of ordinary shares	211,109	222,623	206,965	203,531	198,965
Denominator for diluted earnings (loss) per share	211,109	222,623	206,965	203,531	198,965

(in $)
Basic earnings (loss) per share	1.10	0.69	0.23	0.15	(0.06)
Adjusted basic earnings (loss) per share	0.58	0.37	0.20	(0.01)	(0.31)
Diluted earnings (loss) per share	1.10	0.69	0.23	0.15	(0.06)
Adjusted diluted earnings (loss) per share	0.58	0.37	0.20	(0.01)	(0.31)

(1) Adjusted net income (loss) has been revised to only exclude the unrealized gain on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. A reconciliation of the gain on derivatives is as follows:

(in thousands of $)	YTD 2022	Q3 2022	Q2 2022	Q1 2022	FY 2021
Unrealized gain on derivatives	51,108	15,757	9,217	26,134	23,262
Interest income (expense) on derivatives	(66)	1,487	(340)	(1,213)	(5,753)
Gain on derivatives	51,042	17,244	8,877	24,921	17,509

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2022	Q3 2022	Q2 2022	Q1 2022	FY 2021
Total operating revenues	900,067	382,186	300,440	217,441	749,381

less
Voyage expenses and commission	(428,249)	(173,343)	(141,255)	(113,651)	(392,697)
Other non-vessel items	(11,057)	(4,188)	(4,972)	(1,897)	(19,551)
Total TCE	460,761	204,655	154,213	101,893	337,133

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2022	Q3 2022	Q2 2022	Q1 2022	FY 2021
Time charter TCE (in thousands of $)
VLCC	—	—	—	—	8,235
Suezmax	41,465	11,535	17,306	12,624	51,810
LR2	1,937	1,937	—	—	3,230
Total Time charter TCE	43,402	13,472	17,306	12,624	63,275

Spot TCE (in thousands of $)
VLCC	93,828	42,387	26,414	25,027	96,519
Suezmax	171,351	88,071	50,004	33,276	95,163
LR2	152,180	60,725	60,489	30,966	82,176
Total Spot TCE	417,359	191,183	136,907	89,269	273,858

Total TCE	460,761	204,655	154,213	101,893	337,133

Spot days (available days less offhire days)
VLCC	4,905	1,698	1,612	1,595	6,305
Suezmax	6,002	2,141	1,890	1,971	7,901
LR2	4,706	1,512	1,567	1,627	6,944

Spot TCE per day (in $ per day)
VLCC	19,100	25,000	16,400	15,700	15,300
Suezmax	28,500	41,100	26,500	16,900	12,000
LR2	32,300	40,200	38,600	19,000	11,800

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.